Exhibit 99.1

BlueCity Announces Second Quarter 2020 Unaudited Financial Results

—32.2% year-over-year revenue growth—

—58.5% year-over-year total paying user growth—

BEIJING, China, Aug 26, 2020 (GLOBAL NEWSWIRE) — BlueCity Holdings Limited (“BlueCity” or the “Company”) (Nasdaq: BLCT), a leading online LGBTQ platform, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•                       Total revenues reached RMB247.4 million (US$35.0 million), an increase of 32.2% from the same period in 2019.

•                       Net loss was RMB3.3 million (US$0.5 million), compared with net loss of RMB12.2 million in the second quarter of 2019.

•                       Adjusted Net Loss1 (Non-GAAP) was RMB3.3 million (US$0.5 million), compared with adjusted net loss (non-GAAP) of RMB8.2 million in the second quarter of 2019.

•                       Monthly active users (“MAUs”) on the Blued mobile app reached 6.4 million, an increase of 11.2% from the same period in 2019.

•                       Total paying users2 on the Blued mobile app reached 458 thousand, an increase of 58.5% compared with 289 thousand in the second quarter of 2019.

Mr. Baoli Ma, BlueCity’s founder, chairman and chief executive officer commented: “In July 2020, BlueCity successfully completed its Nasdaq IPO, which marked a significant milestone in our long journey.  Being a public company enables us to tell the world that we are an organization dedicated to the LGBTQ community, built hand-in-hand by both heterosexual and LGBTQ members, with a mission to make the world a better place by providing holistic services to address the lifetime needs of our community.”

Mr. Ma continued, “We continue to execute our strategy to expand services to serve other sub-groups of the broader LGBTQ community. Most notably, in this August, we acquired LESDO, a leading lesbian social-networking app in China. This acquisition represents our determination to better serve more members of the LGBTQ community.”

1                   Adjusted Net Loss, a non-GAAP financial measure, represents net loss excluding changes in fair value of financial instruments. For further information, please see “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2                   “Total paying users” is to the total number of users who paid for virtual currency (which can be used to purchase and send virtual gifts in live streaming) and membership services. A user who makes payments for different services offered on the Company’s platform using the same registered account is counted as one paying user.

Mr. Zhiyong (Ben) Li, BlueCity’s chief financial officer commented: “We got off to a great start as a newly public company despite challenges related to COVID-19 and to geopolitical uncertainties.  We are pleased to deliver a strong quarter with solid operational and financial growth.  Total revenue grew 32.2% year-over-year to RMB247.4 million, MAU reached 6.4 million, increased by 11.2% year-over-year, and total paying users grew by 58.5% year-over-year.  Our net loss was RMB3.3 million, a significant improvement compared to the loss of RMB12.2 million in the second quarter of 2019.”

Mr. Li continued, “These solid results reflect the strong bond we have with our community, as well as our monetization capability.  Since its inception, BlueCity strives to provide customized lifetime services to satisfy the varied needs of our members. We will continue to invest in our platform, optimize our service offerings and accelerate our expansion into new geographies and to broaden our product offerings to serve other sub-groups of the LGBTQ community.”

Second Quarter 2020 Financial Results

Total Revenues

Total revenues were RMB247.4 million (US$35.0 million), representing an increase of 32.2% year-over-year.

Live streaming services. Revenues from live streaming services reached RMB210.2 million (US$29.8 million), representing an increase of 25.2% from the same period of 2019.  The increase was primarily due to the continued growth of the Company’s live streaming services in China and globally, as well as the increase in the Company’s paying users for live streaming services.

Membership services. Revenues from membership services reached RMB15.8 million (US$2.2 million), representing an increase of 129.6% from the same period of 2019. The increase was primarily due to the rapid development of the Company’s membership services offerings.

Advertising services. Revenues from advertising services reached RMB10.7 million (US$1.5 million), representing an increase of 17.8% from the same period of 2019.

Others. Revenues from other services and merchandise sales reached RMB10.7 million (US$1.5 million), compared with RMB3.2 million from the second quarter of 2019. The increase was mainly attributable to the growth of the Company’s sales of merchandise.

Total cost and expenses

•                  Cost of revenues. The cost of revenues was RMB170.3 million (US$24.1 million), representing an increase of 30.0% year-over-year. The increase was primarily due to the growth of revenue-sharing costs along with the continued growth of live streaming services.

•                  Selling and marketing expenses. Selling and marketing expenses were RMB41.0 million (US$5.8 million), representing an increase of 33.1% year-over-year. The increase was mainly due to higher advertising and promotion expenses associated with continued expansion of the Company’s business globally, as well as an increase in the headcount of the Company’s selling and marketing staff.

•                  Technology and development expenses. Technology and development expenses were RMB31.3 million (US$4.4 million), representing a decrease of 2.8% year-over-year. The decrease was mainly attributable to a decrease in content, server and bandwidth cost due to improved procurement efficiency, partially offset by an increase in the staff cost due to the increase in the headcount in technology and development personnel.

•                  General and administration expenses. General and administrative expenses were RMB10.3 million (US$1.5 million), representing an increase of 194.3% year-over-year. The increase was mainly due to increases in staff cost and professional service fees.

Operating loss

Operating loss was RMB5.5 million (US$0.8 million), compared with a loss of RMB10.5 million in the second quarter of 2019.

Income tax (benefit)/expense

Income tax benefit was RMB0.2 million (US$0.02 million), compared with income tax expense amounted to RMB29 thousand in the second quarter of 2019.

Net loss

Net loss was RMB3.3 million (US$0.5 million), compared with net loss of RMB12.2 million in the second quarter of 2019.  Net loss margin was 1.3%, compared with 6.5% in the second quarter of 2019.

Adjusted Net Loss (Non-GAAP)

Adjusted Net Loss was RMB3.3 million (US$0.5 million) compared with adjusted net loss of RMB8.2 million in the second quarter of 2019.

Cash and cash equivalents and term deposits

As of June 30, 2020, the Company had cash and cash equivalents and term deposits of RMB359.9 million (US$50.9 million), compared to RMB380.3 million as of December 31, 2019.

The Closing of Initial Public Offering

On July 8, 2020, BlueCity completed its initial public offering (“IPO”) of 5,300,000 American Depositary Shares (“ADSs”), at US$16.00 per ADS. Each two ADSs represent one Class A ordinary share of the Company. The Company raised a total of US$84.8 million in gross proceeds from the IPO, before deducting underwriting discounts and commissions as well as other estimated offering expenses.

The Acquisition of LESDO

In August, BlueCity completed the acquisition of LESDO, a leading location-based social networking service provider targeting the lesbian community in China.

This acquisition marks a significant milestone in implementing our strategy to serve subgroups within the broader LGBTQ community. We believe we will fully leverage on our financial and technological resources, as well as operational experiences to refine and enrich our service offerings to expand our addressable market and drive further monetization opportunities.

Business Outlook

For the second half of 2020, the Company expects total revenues to be between RMB575 million to RMB615 million, representing a year-over-year revenue growth of 35% to 44%.  This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

BlueCity’s management team will host an earnings conference call at 8:00 AM on Wednesday, August 26, 2020, U.S. Eastern Time (8:00 PM on August 26, 2020, Beijing/Hong Kong Time).

To join the conference, please register in advance using the link below. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/1189478

A replay of the conference call may be accessed by phone at the following numbers until September 3, 2020. To access the replay, please reference the conference ID 1189478.

Phone Number
International	+61 2 8199-0299
United States	+1 (855) 452-5696
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.blue-city.com/.

About BlueCity

BlueCity is a world’s leading online LGBTQ platform, providing a full suite of services aimed at empowering the LGBTQ community in every aspect of their daily lives. As a central hub of BlueCity’s services and platforms, the Blued mobile app allows its users to connect with each other, express themselves, and access professional health related services and family planning consulting services at their fingertips. Blued has connected approximately 54 million registered users as of June 30, 2020 worldwide and has a leading foothold in many markets.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying financial and business trends relating to its results of operations that could otherwise be distorted by the effect of certain expenses that the Company includes in loss from operations and net loss. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Each of the non-GAAP financial measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the non-GAAP financial measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue”  and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations;  the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	297,273,822	141,192,149	19,984,452
Term deposits	83,016,780	218,756,550	30,962,980
Accounts receivable, net	1,217,559	5,985,551	847,200
Inventories	—	4,622,745	654,307
Amount due from a related party	—	4,722,814	668,471
Prepayments and other current assets	52,485,930	76,739,146	10,861,721
Total current assets	433,994,091	452,018,955	63,979,131

Non-current assets:
Property and equipment, net	7,942,086	8,751,172	1,238,648
Intangible assets, net	—	3,699,774	523,669
Investment securities	23,579,048	24,700,890	3,496,184
Other non-current assets	1,360,429	1,360,429	192,556
Total non-current assets	32,881,563	38,512,265	5,451,057
TOTAL ASSETS	466,875,654	490,531,220	69,430,188

LIABILITIES
Current liabilities:
Accounts payable	18,633,876	26,297,108	3,722,114
Deferred revenue	32,555,402	29,956,448	4,240,060
Income tax payable	940,080	1,442,538	204,178
Accrued expenses and other current liabilities	71,768,573	96,597,070	13,672,427
Total current liabilities	123,897,931	154,293,164	21,838,779
Total liabilities	123,897,931	154,293,164	21,838,779

MEZZANINE EQUITY
Series A Convertible Preferred Shares	29,751,569	29,751,569	4,211,061
Series A-1 Redeemable Convertible Preferred Shares	17,959,327	18,938,249	2,680,535
Series B Redeemable Convertible Preferred Shares	483,612,008	421,840,560	59,707,656
Series C Redeemable Convertible Preferred Shares	327,278,389	282,414,508	39,973,179
Series C-1 Redeemable Convertible Preferred Shares	258,898,069	221,551,197	31,358,537
Series D Redeemable Convertible Preferred Shares	612,978,394	535,253,909	75,760,274
Total mezzanine equity	1,730,477,756	1,509,749,992	213,691,242

SHAREHOLDERS’ DEFICIT:
Ordinary shares	3,446	3,446	488
Accumulated other comprehensive loss	(41,101,943)	(60,231,683)	(8,525,241)
Accumulated deficit	(1,346,401,536)	(1,113,283,699)	(157,575,080)
Total shareholders’ deficit	(1,387,500,033)	(1,173,511,936)	(166,099,833)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	466,875,654	490,531,220	69,430,188

BlueCity Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	187,104,137	247,439,121	35,022,734	332,444,242	454,912,531	64,388,690
Cost and expenses:
Cost of revenues	(130,998,229)	(170,256,207)	(24,098,202)	(241,284,366)	(309,469,419)	(43,802,553)
Selling and marketing expenses	(30,845,886)	(40,963,706)	(5,798,036)	(56,593,216)	(79,574,875)	(11,263,093)
Technology and development expenses	(32,224,209)	(31,336,233)	(4,435,356)	(61,740,881)	(61,618,771)	(8,721,571)
General and administrative expenses	(3,511,399)	(10,333,962)	(1,462,677)	(8,770,787)	(20,124,281)	(2,848,407)
Total cost and expenses	(197,579,723)	(252,890,108)	(35,794,271)	(368,389,250)	(470,787,346)	(66,635,624)
Operating loss	(10,475,586)	(5,450,987)	(771,537)	(35,945,008)	(15,874,815)	(2,246,934)
Change in fair value of financial instruments	(4,011,181)	(387)	(55)	(7,272,432)	(5,270)	(746)
Interest income	2,294,039	1,945,683	275,394	4,613,408	4,376,602	619,468
Loss before income taxes	(12,192,728)	(3,505,691)	(496,198)	(38,604,032)	(11,503,483)	(1,628,212)
Income tax (expenses)/benefit	(28,624)	155,928	22,070	(28,624)	540,642	76,523
Net loss	(12,221,352)	(3,349,763)	(474,128)	(38,632,656)	(10,962,841)	(1,551,689)
Change in redemption value of Redeemable Convertible Preferred Shares	(258,502,729)	264,368,945	37,418,995	(428,000,495)	244,080,678	34,547,378
Net income applicable to preferred shareholders	—	(164,444,801)	(23,275,651)	—	(146,866,663)	(20,787,627)
Net (loss)/income attributable to ordinary shareholders	(270,724,081)	96,574,381	13,669,216	(466,633,151)	86,251,174	12,208,062

Net loss	(12,221,352)	(3,349,763)	(474,128)	(38,632,656)	(10,962,841)	(1,551,689)
Other comprehensive (loss)/income
Unrealized gain on an available-for-sale investment, net of nil income taxes	83,621	1,123,335	158,998	1,911,954	772,948	109,404
Foreign currency translation adjustment, net of nil income taxes	(20,437,376)	3,256,853	460,978	(7,176,913)	(19,902,688)	(2,817,043)
Comprehensive (loss)/income	(32,575,107)	1,030,425	145,848	(43,897,615)	(30,092,581)	(4,259,328)

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(12,221,352)	(3,349,763)	(474,128)	(38,632,656)	(10,962,841)	(1,551,689)
Add:
Changes in fair value of financial instruments	4,011,181	387	55	7,272,432	5,270	746
Adjusted net loss	(8,210,171)	(3,349,376)	(474,073)	(31,360,224)	(10,957,571)	(1,550,943)